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                                                                     EXHIBIT 3.7

           CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF DESIGNATION,
               RIGHTS AND LIMITATIONS OF THE SERIES A CONVERTIBLE
                    PREFERRED STOCK OF QUANTA SERVICES, INC.

         The undersigned Delaware corporation, for the purpose of filing an amendment to the Certificate of Designation, Rights and Limitations for its Series A Convertible Preferred Stock, hereby certifies:

                                    ARTICLE I

         The name of the corporation is Quanta Services, Inc.

                                   ARTICLE II

         The Certificate of Designation, Rights, and Limitations of the Series A Convertible Preferred Stock is hereby amended as follows:

         1)       Section 1 is amended in its entirety to read as follows:

                  1. Designation. Three Million Four Hundred Forty Four Thousand Nine Hundred Sixty One (3,444,961) shares of the authorized and unissued preferred stock of the Corporation, $0.00001 par value per share, are hereby designated "Series A Convertible Preferred Stock" (the Series A Preferred Stock").

         2)       Section 2(a) is amended in its entirety to read as follows:

                  (a) Preferred. Subject to Sections 2(c) and (d) below, the holders of Series A Preferred Stock shall be entitled to receive dividends in cash at the rate of 0.5% per annum on an amount equal to $53.99, plus all unpaid dividends accrued, on each outstanding share of Series A Preferred Stock (as adjusted pursuant to Section 5 hereof with respect to such share), when and as declared by the Board of Directors out of the funds legally available for that purpose (the "Preferred Dividend"). FOR THE PURPOSES OF SECTION 4 HEREOF, THE PURCHASE PRICE OF EACH SHARE OF SERIES A PREFERRED STOCK SHALL BE DEEMED TO BE $100.00 (THE "PURCHASE PRICE"). The Preferred Dividend on each share of Series A Preferred Stock shall be cumulative from the date of issuance of such share, whether or not earned, whether or not funds of the Corporation are legally available for the payment of dividends and whether or not declared by the Board of Directors, but such dividend shall be payable only when, as, and if declared by the Board of Directors. So long as any shares of Series A Preferred Stock shall be outstanding, (i) no dividend, whether in cash, stock or property, shall be paid or declared, nor shall any other distribution be made, on any shares of the common stock of the Corporation, par value $0.00001 per share (the "Common Stock"), or any other class or series of capital stock of the Corporation, (ii) nor shall any class or series of capital stock of


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                  the Corporation be redeemed, purchased or otherwise acquired for value by the Corporation (except for acquisitions of Common Stock by the Corporation pursuant to (A) agreements which permit the Corporation to repurchase such shares upon termination of services to the Corporation entered into on or before the date on which the shares of Series A Preferred Stock were first issued (the "Original Issue Date") or (B) in satisfaction of an indemnification obligation to the Corporation upon a breach by the holder of Common Stock of a representation, warranty or covenant in any agreement for the acquisition by the Corporation of a business (as defined in Rule 11-01(d) of Regulation S-X adopted by the Securities and Exchange Commission) pursuant to the Corporation's acquisition program (an "Acquisition")), in each case, until all dividends set forth in this Section 2(a) on the Series A Preferred Stock shall have been paid or declared and set apart.

         3)       Section 2(d) is amended in its entirety to read as follows:

                  (d) Adjustment of Preferred Dividend. At the option of UtiliCorp United Inc., a Delaware corporation, or one or more of its "affiliates" (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) or all such persons together (collectively, "UtiliCorp"), at any time after the sixth anniversary of the Original Issue Date, if on the date of exercise by UtiliCorp the Closing Price (as defined in Section 4(b)(i) below) of the Corporation's Common Stock is $30.00 or less (subject to adjustment for any stock split, combination, and the like), then the Preferred Dividend will be adjusted to the then "market coupon rate" (as defined below). The "market coupon rate" shall be the Corporation's after-tax cost of obtaining financing, excluding common stock, to replace UtiliCorp's INITIAL $186,000,000 investment in the Corporation, as determined by mutual agreement of the parties; provided, however, that if the parties are unable to agree upon the market coupon rate within 10 days after the date of the sixth anniversary of the Original Issue Date, then the parties shall mutually agree upon a nationally recognized investment banking firm skilled in the business aspects of the subject to determine the market coupon rate, such determination shall be made by the investment banking firm within 30 days of being selected. If the parties are unable to agree upon a nationally recognized investment banking firm within 30 days after the date of the sixth anniversary of the Original Issue Date, then the determination shall be made by a panel of three nationally recognized investment banking firms skilled in the business aspects of the subject. Each of the Corporation and the holder of a majority of the shares of Series A Preferred Stock shall select one such firm within five days after the expiration of the above-mentioned 30-day period (the "Initial Selection Period"), and the third such firm shall be selected by the two investment banking firms within five days after the expiration of the Initial Selection Period. Within 15 days after the selection of the third investment banking firm, the initial two firms shall submit to the third firm their proposals of the market coupon rate and, within five days after receipt thereof, the third firm shall adopt in its entirety one of the proposals and shall not


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                  adopt a compromise between the proposals of the initial two firms. The market coupon rate determined in accordance with the above procedure shall, retroactive to the date immediately following the sixth anniversary of the Original Issue Date and thereafter, be the Preferred Dividend.

                                   ARTICLE III

         The amendment of the Certificate of Designation, Rights, and Limitations of the Series A Convertible Preferred Stock of Quanta Services, Inc. as set forth herein has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

         EXECUTED, effective as of the 15th day of June, 2000.


                                         QUANTA SERVICES, INC.


                                         By: /s/ Brad Eastman
                                            ------------------------------------

                                              ----------------------------------
                                         Title: Vice President, Secretary and
                                                      General Counsel
                                               ---------------------------------


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